FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934


07045948

333-8752

For the month of February 2007

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant's name into English)


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
180
SECTION

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F _x_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x_

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No _x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Summary of Contents

The following data represents consolidated financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Fomento Económico Mexicano, S.A. de C.V. for the quarter ended December 31, 2006. It contains the following tables:

- Balance Sheet
- Income statement
- Statement of changes in financial position
- Data per share
- Ratios
- Management discussion and analysis on the financial condition and results of operations of the company
- Accompanying notes to the consolidated financial statements
- Summary of share investments
- Summary schedule of credit and loans
- Trade balance and monetary position in foreign currency
- Integration and income calculation by monetary position
- Bonds and medium term notes listed in stock market
- Plants, commerce centers or distribution centers
- Main raw materials
- Sales distribution by product: domestic sales
- Sales distribution by product: foreign sales
- Integration of the paid capital stock
- Project information
- Transactions in foreign currency and conversion of income statements of foreign operations
- Notes to the consolidated financial statements

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA | TRIMESTRE: 4 | AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

ESTADO DE SITUACION FINANCIERA

AL 31 DE DICIEMBRE DE 2006 Y 2005

CONSOLIDADO

DICTAMINADO

(MILES DE PESOS)

Impresión Final

REF. S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	ACTIVO TOTAL	145,390,296	100	132,312,022	100
s02	ACTIVO CIRCULANTE	25,408,811	17	22,880,811	17
s03	EFECTIVO E INVERSIONES TEMPORALES	7,936,001	5	8,557,505	6
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	6,974,258	5	5,519,393	4
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	2,137,769	1	1,727,834	1
s06	INVENTARIOS	8,129,349	6	6,868,839	5
s07	OTROS ACTIVOS CIRCULANTES	231,434	0	207,240	0
s08	ACTIVO A LARGO PLAZO	1,191,567	1	1,207,120	1
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	423,531	0	407,446	0
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	768,036	1	799,674	1
s11	OTRAS INVERSIONES	0	0	0	0
s12	INMUEBLES, PLANTA Y EQUIPO (NETO)	52,200,343	36	48,349,462	37
s13	INMUEBLES	6,825,870	5	6,483,862	5
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	82,887,937	57	79,089,457	60
s15	OTROS EQUIPOS	0	0	0	0
s16	DEPRECIACION ACUMULADA	39,926,317	27	38,569,177	29
s17	CONSTRUCCIONES EN PROCESO	2,412,853	2	1,345,320	1
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	55,833,273	38	50,990,079	39
s19	OTROS ACTIVOS	10,756,302	7	8,884,550	7
s20	PASIVO TOTAL	71,162,320	100	61,823,083	100
s21	PASIVO CIRCULANTE	25,337,291	36	20,959,617	34
s22	PROVEEDORES	11,474,937	16	9,504,651	15
s23	CREDITOS BANCARIOS	4,024,326	6	3,680,233	6
s24	CREDITOS BURSATILES	1,905,753	3	1,482,311	2
s25	IMPUESTOS POR PAGAR	2,495,300	4	2,087,767	3
s26	OTROS PASIVOS CIRCULANTES	5,436,975	8	4,204,655	7
s27	PASIVO A LARGO PLAZO	34,251,270	48	30,942,382	50
s28	CREDITOS BANCARIOS	26,501,270	37	20,895,571	34
s29	CREDITOS BURSATILES	7,750,000	11	10,046,811	16
s30	OTROS CREDITOS	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	11,573,759	16	9,921,084	16
s33	CAPITAL CONTABLE	74,227,976	100	70,488,939	100
s34	CAPITAL CONTABLE MINORITARIO	20,008,267	27	20,461,791	29
s35	CAPITAL CONTABLE MAYORITARIO	54,219,709	73	50,027,148	71
s36	CAPITAL CONTRIBUIDO	24,965,353	34	26,594,096	38
s79	CAPITAL SOCIAL PAGADO	5,153,864	7	5,153,864	7
s39	PRIMA EN VENTA DE ACCIONES	19,811,489	27	21,440,232	30
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	CAPITAL GANADO (PERDIDO)	29,254,356	39	23,433,052	33
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	37,609,920	51	32,005,106	45
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(8,355,564)	(11)	(8,572,054)	(12)
s80	RECOMPRA DE ACCIONES	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA | TRIMESTRE: 4 | AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

CONSOLIDADO

DICTAMINADO

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s03	EFECTIVO E INVERSIONES TEMPORALES	7,936,001	100	8,557,505	100
s46	EFECTIVO	3,134,263	39	3,760,825	44
s47	INVERSIONES TEMPORALES	4,801,738	61	4,796,680	56
s07	OTROS ACTIVOS CIRCULANTES	231,434	100	207,240	100
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	231,434	100	207,240	100
s82	OPERACIONES DISCONTINUADAS	0	0	0	0
s83	OTROS	0	0	0	0
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	55,833,273	100	50,990,079	100
s48	GASTOS AMORTIZABLES (NETO)	1,085,008	2	1,194,336	2
s49	CREDITO MERCANTIL	0	0	0	0
s51	OTROS	54,748,265	98	49,795,743	98
s19	OTROS ACTIVOS	10,756,302	100	8,884,550	100
s84	ACTIVO INTANGIBLE POR OBLIGACIONES LABORALES	1,225,985	11	603,622	7
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	41,013	0	66,027	1
s50	IMPUESTOS DIFERIDOS	1,727,032	16	1,390,233	16
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	7,762,272	72	6,824,668	77
s21	PASIVO CIRCULANTE	25,337,291	100	20,959,617	100
s52	PASIVOS EN MONEDA EXTRANJERA	12,531,281	49	9,909,094	47
s53	PASIVOS EN MONEDA NACIONAL	12,806,010	51	11,050,523	53
s26	OTROS PASIVOS CIRCULANTES	5,436,975	100	4,204,655	100
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	444,838	8	406,391	10
s89	INTERESES POR PAGAR	426,407	8	418,380	10
s68	PROVISIONES	0	0	0	0
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	4,565,730	84	3,379,884	80
s27	PASIVO A LARGO PLAZO	34,251,270	100	30,942,382	100
s59	PASIVO EN MONEDA EXTRANJERA	6,569,717	19	6,209,654	20
s60	PASIVO EN MONEDA NACIONAL	27,681,553	81	24,732,728	80
s31	CREDITOS DIFERIDOS	0	0	0	0
s65	CREDITO MERCANTIL	0	0	0	0
s67	OTROS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	11,573,759	100	9,921,084	100
s66	IMPUESTOS DIFERIDOS	3,833,986	33	3,533,353	36
s91	PASIVOS LABORALES	3,114,956	27	2,555,949	26
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	4,624,817	40	3,831,782	39
s79	CAPITAL SOCIAL PAGADO	5,153,864	100	5,153,864	100
s37	NOMINAL	2,981,604	58	2,981,604	58
s38	ACTUALIZACION	2,172,260	42	2,172,260	42

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 4 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

DICTAMINADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	37,609,920	100	32,005,106	100
s93	RESERVA LEGAL	0	0	0	0
s43	RESERVA PARA RECOMPRA DE ACCIONES	3,000,000	8	3,000,000	9
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	27,987,957	74	23,239,242	73
s45	RESULTADO DEL EJERCICIO	6,621,963	18	5,765,864	18
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(8,355,564)	100	(8,572,054)	100
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(6,424,259)	77	(6,747,304)	79
s96	EFECTO ACUMULADO POR CONVERSION	(1,168,376)	14	(1,065,814)	12
s97	EFECTO ACUMULADO POR VALUACION DE INST. FIN. DERIVADOS	(612,452)	7	(461,018)	5
s98	RESULTADO POR IMPUESTOS DIFERIDOS	(26,765)	0	(166,405)	2
s99	AJUSTE AL PASIVO ADICIONAL DE OBLIGACIONES LABORALES	(123,712)	1	(131,513)	2
s100	OTROS	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 4 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

ESTADO DE SITUACION FINANCIERA

DATOS INFORMATIVOS

(MILES DE PESOS)

CONSOLIDADO

DICTAMINADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
s57	OTROS PASIVOS CIRCULANTES CON COSTO DE (S26)	7,940	4,794
s63	OTROS CREDITOS CON COSTO DE (S32)	73,958	20,572
s72	CAPITAL DE TRABAJO	71,520	1,921,194
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	3,114,959	2,555,949
s74	NUMERO DE FUNCIONARIOS (*)	1,148	1,045
s75	NUMERO DE EMPLEADOS (*)	49,383	49,158
s76	NUMERO DE OBREROS (*)	44,973	40,528
s77	NUMERO DE ACCIONES EN CIRCULACION (*)	5,963,710,450	5,963,710,450
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0
s101	EFECTIVO *RESTRINGIDO (1)*	249,750	84,327
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	0	0

(*) DATOS EN UNIDADES

(1) Este concepto se deberá llenar cuando se hayan otorgado garantias que afecten el efectivo e inversiones temporales (s03)

NOTA: En la referencia S57 y S63 se incluye únicamente el importe que corresponde a los pasivos con costo de las cuentas S26 y S32, respectivamente.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 4 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

ESTADO DE RESULTADOS

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2006 Y 2005

CONSOLIDADO

DICTAMINADO

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	126,426,630	100	111,636,017	100
r02	COSTO DE VENTAS	67,939,841	54	59,483,320	53
r03	RESULTADO BRUTO	58,486,789	46	52,152,697	47
r04	GASTOS DE OPERACION	41,097,113	33	35,749,252	32
r05	RESULTADO DE OPERACION	17,389,676	14	16,403,445	15
r06	COSTO INTEGRAL DE FINANCIAMIENTO	2,264,347	2	2,519,198	2
r07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	15,125,329	12	13,884,247	12
r08	OTROS GASTOS Y PRODUCTOS (NETO)	1,154,975	1	565,132	1
r44	PARTIDAS ESPECIALES	0	0	0	0
r09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	13,970,354	11	13,319,115	12
r10	PROVISIONES PARA IMPUESTOS Y PTU	4,806,329	4	4,845,238	4
r11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	9,164,025	7	8,473,877	8
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	30,895	0	43,143	0
r13	RESULTADO NETO POR OPERACIONES CONTINUAS	9,194,920	7	8,517,020	8
r14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
r15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	9,194,920	7	8,517,020	8
r16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
r17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	(48,569)	0
r18	RESULTADO NETO	9,194,920	7	8,565,589	8
r19	RESULTADO NETO MINORITARIO	2,572,957	2	2,799,725	3
r20	RESULTADO NETO MAYORITARIO	6,621,963	5	5,765,864	5

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA | TRIMESTRE: 4 | AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

ESTADO DE RESULTADOS

DESGLOSE DE PRINCIPALES CONCEPTOS

CONSOLIDADO

DICTAMINADO

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	126,426,630	100	111,636,017	100
r21	NACIONALES	91,166,660	72	83,726,459	75
r22	EXTRANJERAS	35,259,970	28	27,909,558	25
r23	CONVERSION EN DOLARES (***)	3,242,147	3	2,566,278	2
r06	COSTO INTEGRAL DE FINANCIAMIENTO	2,264,347	100	2,519,198	100
r24	INTERESES PAGADOS	4,040,119	178	4,520,201	179
r42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	108,812	5	160,256	6
r26	INTERESES GANADOS	706,642	31	683,986	27
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	217,445	10	(307,982)	(12)
r28	RESULTADO POR POSICION MONETARIA	(1,395,387)	(62)	(1,169,291)	(46)
r10	PROVISIONES PARA IMPUESTOS Y PTU	4,806,329	100	4,845,238	100
r32	I.S.R. - IMPAC CAUSADO	4,278,155	89	4,442,019	92
r33	I.S.R. - IMPAC DIFERIDO	17,808	0	(163,112)	(3)
r34	P.T.U. CAUSADA	510,366	11	566,331	12
r35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 4 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

ESTADO DE RESULTADOS

OTROS CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

DICTAMINADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
r36	VENTAS TOTALES	125,993,538	111,051,010
r37	RESULTADO FISCAL DEL EJERCICIO	0	0
r38	VENTAS NETAS (**)	126,426,630	111,636,017
r39	RESULTADO DE OPERACIÓN (**)	17,389,676	16,403,445
r40	RESULTADO NETO MAYORITARIO (**)	6,621,963	5,765,864
r41	RESULTADO NETO (**)	9,194,920	8,565,589
r47	DEPRECIACION Y AMORTIZACION OPERATIVA	7,792,653	7,270,752

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 4 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2006 Y 2005

CONSOLIDADO

DICTAMINADO

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	32,811,514	100	29,034,722	100
rt02	COSTO DE VENTAS	17,557,681	54	15,349,158	53
rt03	RESULTADO BRUTO	15,253,833	46	13,685,564	47
rt04	GASTOS DE OPERACION	10,770,008	33	9,214,827	32
rt05	RESULTADO DE OPERACION	4,483,825	14	4,470,737	15
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	381,860	1	412,937	1
rt07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	4,101,965	13	4,057,800	14
rt08	OTROS GASTOS Y PRODUCTOS (NETO)	382,328	1	99,902	0
rt44	PARTIDAS ESPECIALES	0	0	0	0
rt09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	3,719,637	11	3,957,898	14
rt10	PROVISIONES PARA IMPUESTOS Y PTU	1,352,351	4	1,324,430	5
rt11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	2,367,286	7	2,633,468	9
rt12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	12,640	0	(669)	0
rt13	RESULTADO NETO POR OPERACIONES CONTINUAS	2,379,926	7	2,632,799	9
rt14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
rt15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	2,379,926	7	2,632,799	9
rt16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
rt17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
rt18	RESULTADO NETO	2,379,926	7	2,632,799	9
rt19	RESULTADO NETO MINORITARIO	753,476	2	973,877	3
rt20	RESULTADO NETO MAYORITARIO	1,626,450	5	1,658,922	6

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 4 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	32,811,514	100	29,034,722	100
rt21	NACIONALES	23,490,002	72	21,551,694	74
rt22	EXTRANJERAS	9,321,512	28	7,483,028	26
rt23	CONVERSION EN DOLARES (***)	857,111	3	688,062	2
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	381,860	100	412,937	100
rt24	INTERESES PAGADOS	951,575	249	1,095,663	265
rt42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
rt45	OTROS GASTOS FINANCIEROS	67,285	18	107,631	26
rt26	INTERESES GANADOS	150,255	39	188,347	46
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	96,193	25	(92,259)	(22)
rt28	RESULTADO POR POSICION MONETARIA	(582,938)	(153)	(509,751)	(123)
rt10	PROVISIONES PARA IMPUESTOS Y PTU	1,352,351	100	1,324,430	100
rt32	I.S.R. - IMPAC CAUSADO	1,207,062	89	881,174	67
rt33	I.S.R. - IMPAC DIFERIDO	99,510	7	262,327	20
rt34	P.T.U. CAUSADA	45,779	3	180,929	14
rt35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 4 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

OTROS CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

DICTAMINADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
rt47	DEPRECIACION Y AMORTIZACION OPERATIVA	1,889,198	1,855,162

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 4 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

ESTADO DE CAMBIOS

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2006 Y 2005

(MILES DE PESOS)

CONSOLIDADO

DICTAMINADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
c01	RESULTADO NETO	9,194,920	8,565,589
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	7,868,862	6,977,048
c03	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	17,063,782	15,542,637
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	(958,406)	(1,181,741)
c05	RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACION	16,105,376	14,360,896
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	327,609	(5,751,061)
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(1,406,006)	(708,114)
c08	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(1,078,397)	(6,459,175)
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(15,648,483)	(6,875,312)
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(621,504)	1,026,409
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	8,557,505	7,531,096
c12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	7,936,001	8,557,505

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 4 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

ESTADO DE CAMBIOS

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

DICTAMINADO

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	7,868,862	6,977,048
c13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	7,792,653	7,270,752
c41	+ (-) OTRAS PARTIDAS	76,209	(293,704)
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	(958,406)	(1,181,741)
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(278,358)	(489,303)
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(1,647,509)	(341,704)
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(265,433)	153,967
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	1,503,098	714,833
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(270,204)	(1,219,534)
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	327,609	(5,751,061)
c23	+ FINANCIAMIENTOS BANCARIOS	2,077,924	(5,694,712)
c24	+ FINANCIAMIENTOS BURSATILES	2,448,763	(6,332,114)
c25	+ DIVIDENDOS COBRADOS	0	0
c26	+ OTROS FINANCIAMIENTOS	(2,891,691)	7,607,422
c27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(1,307,387)	(1,331,657)
c28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
c29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
c42	+ (-) OTRAS PARTIDAS	0	0
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(1,406,006)	(708,114)
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	355,284
c31	(-) DIVIDENDOS PAGADOS	(1,406,006)	(1,063,398)
c32	+ PRIMA EN VENTA DE ACCIONES	0	0
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(15,648,483)	(6,875,312)
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	92,989	180,136
c35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(5,571,565)	(3,900,968)
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
c37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	(10,169,907)	(3,154,480)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 4 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

DATOS POR ACCION

DICTAMINADO

INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL			TRIMESTRE AÑO ANTERIOR		
		IMPORTE			IMPORTE		
d01	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	0.99		$	0.97	
d02	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	1.24		$	1.21	
d03	UTILIDAD DILUIDA POR ACCION (**)	$	0.00		$	0.00	
d04	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	0.99		$	0.97	
d05	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	0.00		$	0.00	
d06	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	0.00		$	0.00	
d07	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	0.00		$	0.00	
d08	VALOR EN LIBROS POR ACCIÓN	$	9.11		$	8.39	
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	0.17		$	0.12	
d10	DIVIDENDO EN ACCIONES POR ACCION		0.00	acciones		0.00	acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		3.10	veces		2.14	veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		28.47	veces		18.48	veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		22.78	veces		14.79	veces

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA
FOMENTO ECONÓMICO MEXICANO,
S.A.B. DE C.V.

TRIMESTRE: 4 AÑO: 2006

RAZONES Y PROPORCIONES

DICTAMINADO

CONSOLIDADO

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	RESULTADO NETO A VENTAS NETAS	7.27	%	7.67	%
p02	RESULTADO NETO MAYORITARIO A CAPITAL CONTABLE (**)	12.21	%	11.52	%
p03	RESULTADO NETO A ACTIVO TOTAL (**)	6.32	%	6.47	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	17.64	%	10.98	%
p05	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	15.17	%	13.65	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	0.86	veces	0.84	veces
p07	VENTAS NETAS A ACTIVO FIJO (**)	2.42	veces	2.30	veces
p08	ROTACION DE INVENTARIOS(**)	8.35	veces	8.65	veces
p09	DIAS DE VENTAS POR COBRAR	17.26	dias	15.47	dias
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	10.05	%	12.52	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	48.94	%	46.72	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	0.95	veces	0.87	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	26.84	%	26.07	%
p14	PASIVO A LARGO PLAZO A ACTIVO FIJO	65.61	%	63.99	%
p15	RESULTADO DE OPERACIÓN A INTERESES PAGADOS	4.30	veces	3.62	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	1.77	veces	1.80	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.00	veces	1.09	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.68	veces	0.76	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.35	veces	0.37	veces
p20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	31.32	%	40.82	%
	ESTADO DE CAMBIOS				
p21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	13.49	%	13.92	%
p22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(0.75)	%	(1.05)	%
p23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	3.98	veces	3.17	veces
p24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(30.37)	%	89.03	%
p25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	130.37	%	10.96	%
p26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	35.60	%	56.73	%

(**) INFORMACION ULTIMOS DOCE MESES

FEMSA Reporta Crecimiento de Doble Dígito
en el 2006

Crecimiento del 13.2% en Ingresos Totales alcanzando
US$ 11.6 billones para el año

Monterrey, México, 26 de febrero del 2007 Fomento Económico Mexicano, S.A.B de C.V. (FEMSA) anuncia hoy sus resultados operativos y financieros para el cuarto trimestre y el año 2006.

Datos relevantes del cuarto trimestre:

Crecimiento del 13.0% en los ingresos totales consolidados alcanzando Ps. 32,812 millones. Sin embargo, las materias primas continuaron con altos precios como en el tercer trimestre, lo que ejerció presión en la estructura de costos de nuestras operaciones de bebidas.

Coca-Cola FEMSA incrementó sus ingresos totales 7.1% impulsado por todas sus regiones. El precio por caja unitaria en el Valle de México continuó presionado.

FEMSA Cerveza incrementó sus ingresos totales 8.3% (excluyendo a Brasil). El volumen de ventas nacional aumentó 6.6%, mientras que el de exportación se incrementó 13.1%, culminando un año de sólido crecimiento de ingresos en México y Estados Unidos.

Oxxo continuó su ritmo acelerado de crecimiento de doble dígito, incrementando sus ingresos 15.1% debido a la apertura de 363 nuevos Oxxos y un aumento del 6.0% en sus ventas-mismas-tiendas.

Coca-Cola FEMSA y The Coca-Cola Company anunciaron un acuerdo para adquirir Jugos del Valle, lo que generará una sólida plataforma para desarrollar nuestro negocio de bebidas no-carbonatadas.

Datos relevantes del año 2006:

Incremento de 14.8% de la utilidad neta mayoritaria, alcanzando Ps. 6,622 millones.

FEMSA Cerveza (sin incluir Brasil) incrementó sus ingresos totales 9.2%; y 7.1% su utilidad de operación.

En Brasil, FEMSA Cerveza logró un crecimiento consistente de volumen por encima de la industria durante el segundo semestre del 2006, generando Ps. 110 millones de flujo bruto de operación (EBITDA).

Incremento del 44% en el dividendo ordinario con respecto al año anterior. El Consejo de Administración de FEMSA aprobó un dividendo ordinario de $135 millones de dólares a ser pagados durante el 2007, el cual está sujeto a aprobación en la reunión anual de accionistas que se celebrará en marzo.

Subdivisión de acciones (split) en razón 3 : 1, aprobado por el Consejo de Administración de FEMSA y sujeto a aprobación en la reunión anual de accionistas que se celebrará en marzo.

José Antonio Fernández Carbajal, presidente y director general de FEMSA, comentó: "El 2006 fué un año de importantes logros tanto en el ámbito operativo como estratégico. Los resultados en nuestras unidades de negocio mostraron tendencias positivas de crecimiento, con la apertura de más de 700 nuevos Oxxos en México, mientras que FEMSA Cerveza alcanzó un incremento acelerado de volumen en México por cuarto año consecutivo y registró un crecimiento de doble dígito en exportaciones en el año. En nuestro ámbito estratégico realizamos transacciones importantes que nos permitirán aprovechar nuevas oportunidades de crecimiento y apalancar aún más nuestro esquema de negocio diferenciado. La adquisición de Kaiser en Brasil, el acuerdo anunciado para adquirir Jugos del Valle junto con The Coca-Cola Company, y el nuevo marco colaborativo con The Coca-Cola Company, nos permitirán continuar aprovechando oportunidades que generen valor y fortalezcan nuestro posicionamiento como líder de bebidas en América Latina."

FEMSA Consolidado

Los ingresos totales se incrementaron 13.0% ascendiendo a 32,812 millones de pesos en el 4T06, reflejando un sólido crecimiento en todas nuestras unidades de negocio. Este incremento se debió principalmente al crecimiento de 27.9% en los ingresos totales de FEMSA Cerveza (incluyendo Brasil), 15.1% en las tiendas de Conveniencia Oxxo y 7.1% en Coca-Cola FEMSA.

En el año 2006, los ingresos totales se incrementaron 13.2% ascendiendo a 126,427 millones de pesos, gracias a la positiva contribución de todas las operaciones de FEMSA refrescos, cerveza y tiendas de conveniencia. FEMSA Cerveza registró un crecimiento en los ingresos totales de 24.1% con la integración de Brasil, un crecimiento de volumen de ventas total de 6.5% (sin incluir a Brasil) y un aumento de precio real por hectolitro. Por su parte FEMSA Comercio incrementó sus ingresos totales 18.7% a 35,500 millones de pesos, debido principalmente a la apertura neta de 706 nuevas tiendas en el año. Los ingresos totales de Coca-Cola FEMSA aumentaron 6.9% a 57,738 millones de pesos, gracias al aumento de precios y el crecimiento de volumen en la mayoría de sus nueve países de operación.

La utilidad bruta se incrementó 11.5% a 15,254 millones de pesos en 4T06, sin embargo el margen bruto se contrajo 60 puntos base representando el 46.5% de los ingresos totales. Esta contracción se debió en gran medida a la presión en los precios de las materias primas para FEMSA Cerveza y Coca-Cola FEMSA, la inclusión de nuestras operaciones cerveceras en Brasil y una mayor contribución de Oxxo, dado que ambas operaciones tienen un menor margen que el resto de los negocios de bebidas.

En el año 2006, la utilidad bruta se incrementó 12.1% ascendiendo a 58,487 millones de pesos. El margen bruto decreció 40 puntos base con respecto a los niveles del 2005, representando el 46.3% de los ingresos totales. Dicha disminución fue generada por las mismas razones que expusimos en el párrafo anterior.

La utilidad de operación incrementó 0.3% a 4,484 millones de pesos en el 4T06, resultando en un margen de operación de 13.7%, 170 puntos base por debajo de los niveles del 2005. Esta disminución en el margen de operación se debe principalmente a 1) una contracción en el margen en nuestras operaciones de bebidas, 2) un incremento en la contribución de la cadena de conveniencia Oxxo que aporta un menor margen a los resultados, y 3) la inclusión de nuestras nuevas operaciones cerveceras en Brasil y su incremento en gastos en mercadotecnia en anticipación del verano Brasileño.

En el año 2006, la utilidad de operación se incrementó 6.0% ascendiendo a 17,390 millones de pesos. El margen de operación consolidado decreció 90 puntos base respecto al nivel del 2005, representando 13.8% de los ingresos totales.

La utilidad neta disminuyó 9.5% para llegar a 2,380 millones de pesos en el 4T06. Este decremento se debió principalmente a que la utilidad de operación estuvo estable, en línea con los niveles del año anterior, en combinación con un aumento en el concepto de otros gastos así como una tasa efectiva de impuestos más elevada.

En el año 2006, la utilidad neta se incrementó 7.3 % para llegar a 9,195 millones de pesos, gracias al crecimiento de la utilidad de operación que se combinó con una disminución en gasto financiero neto, mayores ganancias en posición monetaria y una reducción en la tasa efectiva de impuestos. La tasa efectiva de impuestos para el año fue de 34.3% incluyendo PTU.

La utilidad neta mayoritaria por Unidad FEMSA fue de 1.363 pesos en el 4T06 y 5.552 pesos para todo el año 2006. La utilidad neta mayoritaria por cada ADS de FEMSA, considerando un tipo de cambio de 10.876 pesos por dólar, fue de US$ 5.105 en el 2006. FEMSA alcanzó una utilidad neta mayoritaria consolidada de 6,622 millones de pesos en el año, 14.8% mayor a la registrada en el 2005.

La inversión en activo fijo para el 2006 se incrementó 26.0% alcanzando 8,888 millones de pesos, debido a un incremento en las inversiones en las tres principales unidades de negocio. Este resultado fue un poco superior a nuestra estimación, debido a la inclusión de nuestras operaciones cerveceras en Brasil y un ligero aumento en la inversión en activo fijo en Oxxo y FEMSA Cerveza.

Deuda neta consolidada. Al 31 de diciembre del 2006, FEMSA registró un saldo de efectivo de 7,936 millones de pesos (US$ 730 millones), una deuda a corto plazo de 3,490 millones de pesos (US$ 321 millones) y la deuda a largo plazo de 36,691 millones de pesos (US$ 3,374 millones); resultando en una deuda neta de 32,245 millones de pesos (US$ 2,965 millones). El incremento en deuda neta se debe principalmente a la adquisición del 8.02% adicional del capital de Coca-Cola FEMSA así como de nuestras operaciones cerveceras en Brasil.

Refrescos Coca-Cola FEMSA

Los resultados financieros de Coca-Cola FEMSA y la discusión de éstos se incorporan por referencia al reporte trimestral de Coca-Cola FEMSA, el cual forma parte de los anexos de este comunicado.

Cerveza FEMSA Cerveza

El volumen de ventas nacional aumentó 6.6% a 6.76 millones de hectolitros en el 4T06. Este excelente resultado se debió principalmente al incremento en la demanda de nuestros productos, aunado a las altas temperaturas registradas en Diciembre, combinado con un enfoque selectivo de nuestras actividades promocionales durante el trimestre. Es importante resaltar el crecimiento de nuestras marcas Tecate Light y Sol, que fortalecieron su valor de marca y sus indicadores de salud gracias a la estratégica implementación de iniciativas de mercadotecnia enfocadas.

En el año 2006, y por cuarto año consecutivo, el volumen de ventas nacional aceleró su crecimiento, en esta ocasión del 5.6% a 25.95 millones de hectolitros, principalmente por la innovación de productos, la amplia disponibilidad de nuestras cervezas, la exitosa ejecución en el punto de venta y las iniciativas de administración de ingresos.

El volumen de ventas de exportación aumentó 13.1% a 0.562 millones de hectolitros en el 4T06 resultado de la gran aceptación de nuestras marcas Tecate, Sol y Dos Equis fuera de México.

En el año 2006, el volumen de ventas de exportación creció 15.3%, por encima de nuestras expectativas, alcanzando 2.81 millones de hectolitros gracias al nuestra estrecha colaboración con Heineken USA, la cual nos permitió sobrepasar el crecimiento de la categoría de cervezas importadas en Estados Unidos por segundo año consecutivo, y a tendencias positivas en otros importantes mercados.

Los ingresos totales se incrementaron 8.3% ascendiendo a 7,774 millones de pesos en el 4T06, resultado de un aumento de 8.6% en las ventas de cerveza. El volumen de ventas y el precio por hectolitro mostraron tendencias positivas, aumentando 7.0% y 1.4% respectivamente, lo cual contribuyó al crecimiento en los ingresos totales. El fortalecimiento del precio nacional fue impulsado por 1) un mayor precio unitario en el volumen de terceros que se convirtió en distribución directa a principios de año, 2) un efecto positivo de la mezcla y 3) la administración de ingresos y otras iniciativas para optimizar el precio por producto y canal, ajustando el margen de venta a detallistas. El precio por hectolitro de exportación decreció 1.9% en el 4T06, principalmente por un efecto negativo por tipo de cambio causado por el fortalecimiento del peso respecto al dólar; en términos de dólares, nuestro precio de exportación se incrementó 0.6% año contra año a pesar de un efecto negativo de mezcla.

En el año 2006, los ingresos totales se incrementaron 9.2% ascendiendo a 31,341 millones de pesos, resultado del crecimiento de 6.5% en el volumen de ventas total y del incremento de un 2.7% en el precio real por hectolitro. El volumen de ventas nacional representó 90% del total, mientras que las exportaciones representaron el 10% restante.

El costo de ventas se incrementó 9.5% ascendiendo a 3,159 millones de pesos en el 4T06, excediendo el crecimiento en ingresos totales. Esto se debió a los mayores precios de materias primas, principalmente aluminio, y a un efecto negativo del incremento de ventas de exportación en presentaciones no retornables las cuales sólo fueron parcialmente compensadas por la apreciación del peso mexicano respecto al dólar. La utilidad bruta alcanzó 4,615 millones de pesos registrando un aumento del 7.5% para el 4T06 así como una contracción del margen bruto por 40 puntos base, alcanzando el 59.4% de los ingresos totales.

En el año 2006, el costo de ventas se incrementó 8.0%, por debajo del crecimiento en ingresos totales. Para el año completo, los ahorros generados por la mayor absorción de costos fijos por volumen y las eficiencias de operación fueron capaces de compensar el incremento de materias primas. El margen bruto se expandió 50 puntos base, representando 60.2% de los ingresos totales.

La utilidad de operación se incrementó 0.2% ascendiendo a 1,271 millones de pesos en el 4T06. Los gastos de venta aumentaron 10.6% reflejando 1) una mayor estructura de gastos en el volumen de terceros que se convirtió en distribución directa a principios de año, 2) el incremento en servicios que proveemos a los detallistas, a quienes ajustamos sus márgenes 3) mayor activación en el punto de venta y 4) el fortalecimiento de la estructura de ventas. Los gastos de administración aumentaron 10.5% a 1,062 millones de pesos en el 4T06, debido a mejoras en nuestra infraestructura y gastos relacionados con nuestro cumplimiento con las nuevas regulaciones de valores. Los gastos de operación por lo tanto aumentaron 10.6% a 3,344 millones de pesos alcanzando un 43.1% de los ingresos totales del 4T06, y el margen de operación disminuyó 140 puntos base a 16.3% de los ingresos totales.

En el año 2006, la utilidad de operación se incrementó 7.1% ascendiendo a 5,989 millones de pesos. El crecimiento con respecto al año anterior refleja un incremento en los ingresos debido a un fuerte crecimiento en volumen y precio, combinado con mayores costos de venta y gastos de operación. El margen de operación decreció 40 puntos base, ligeramente por debajo de nuestras expectativas, alcanzando 19.1% de los ingresos totales.

Cerveza Brasil

En Enero 13, 2006, adquirimos el control en Cervejarias Kaiser en Brasil. La información que presentamos es por el cuarto trimestre y año 2006 para las operaciones Brasileñas de FEMSA Cerveza.

En el 4T06 los ingresos totales de FEMSA Cerveza en Brasil ascendieron a 1,403 millones de pesos, resultado de un volumen de ventas de 2.981 millones de hectolitros. El costo de ventas ascendió a 902 millones de pesos, resultando en un margen bruto de 35.7% del los ingresos totales. Los gastos de operación representaron el 47.9% de los ingresos totales, registrando 672 millones de pesos, con gastos administrativos y gastos de ventas de 40 y 632 millones de pesos respectivamente. En línea con nuestras expectativas, los gastos de mercadotecnia se incrementaron significativamente durante el cuarto trimestre debido al lanzamiento de la marca Sol y el relanzamiento de Kaiser en anticipación del verano Brasileño. Como anticipamos, el trimestre mostró una contracción en la utilidad de operación de (171 millones de pesos) y de EBITDA de (126 millones de pesos).

En el año 2006, los ingresos totales de FEMSA Cerveza en Brasil ascendieron a 4,258 millones de pesos y un volumen de ventas de 8.935 millones de hectolitros. Para el 2006, Brasil generó resultados positivos de EBITDA de 110 millones de pesos, superiores a nuestras expectativas que eran de generar un EBITDA en punto de equilibrio.

Tiendas Oxxo FEMSA Comercio

FEMSA Comercio incrementó sus ingresos totales en 15.1% alcanzando 9,155 millones de pesos durante el 4T06. La principal razón de este incremento fue la apertura de un número récord de 363 nuevas tiendas, la mayoría de las cuales se realizó durante la última mitad del trimestre. Para el trimestre, las ventas-mismas-tiendas crecieron 6.0%. Este incremento refleja un crecimiento en el tráfico de 5.3% debido a un aumento en los servicios que ofrecemos al cliente así como al rápido ritmo de expansión en nuestra base de tiendas, y en menor escala, un incremento del 0.7% en el ticket promedio, originado por un mejor manejo de categorías que permite a Oxxo optimizar la mezcla de productos en las tiendas.

En el año 2006, FEMSA Comercio incrementó sus ingresos totales en 18.7% ascendiendo a 35,500 millones de pesos. Al 31 de diciembre del 2006 contamos con 4,847 tiendas Oxxo en todo el país, 706 establecimientos más que en el 2005. Este es el onceavo año consecutivo que Oxxo incrementa el número de aperturas de tiendas con respecto al año anterior. En el 2006, las ventas-mismas-tiendas de Oxxo se incrementaron en promedio 8.2%, impulsadas por el aumento de 2.8% en ticket promedio y 5.4% en el tráfico por tienda.

La utilidad de operación se incrementó 20.4% ascendiendo a 631 millones de pesos, resultando en una mejora de 30 puntos base en el margen de operación que alcanzó el 6.9% de los ingresos totales en el 4T06. Esta mejora es resultado principalmente de una disminución en el costo de ventas como porcentaje de los ingresos totales, lograda mediante esfuerzos coordinados con nuestros proveedores para proporcionar a nuestros consumidores las promociones y productos adecuados. El margen bruto se expandió en 80 puntos base, representando 29.2% de las ventas en el 4T06, en comparación a 28.4% de las ventas en el 4T05.

Los gastos de operación se incrementaron 17.9% ascendiendo a 2,046 millones en el 4T06.

Los gastos de administración incrementaron 24.8% ascendiendo a 191 millones en el 4T06 principalmente por gastos relacionados a nuestro cumplimiento con las nuevas regulaciones de valores, así como a un incremento de personal administrativo para apoyar el crecimiento de la creciente base de tiendas. Los gastos de venta se incrementaron 17.2%, ligeramente por arriba de los ingresos totales, debido a un incremento en las tarifas de energía y gastos de deprecación generados por la renovación de varios formatos de tiendas Oxxo.

En el año 2006, la utilidad de operación se incrementó 22.4% ascendiendo a 1,604 millones de pesos. Este incremento estuvo por encima del crecimiento en ingresos y contribuyó a la mejora de 10 puntos base en el margen de operación, el cual alcanzó 4.5% en el 2006.

Eventos Recientes

FEMSA refuerza su compromiso en el Mercado Cervecero de Brasil.
Durante el cuarto trimestre se llevó a cabo un aumento de capital por $200 millones de dólares en nuestra operación de cerveza en Brasil, habiendo previamente saldado con éxito ciertas contingencias fiscales como comunicamos en el tercer trimestre. El aumento de capital representa el último paso en la capitalización de la compañía, fortaleciendo significativamente su balance y brindando los cimientos financieros necesarios para buscar los objetivos de negocio de FEMSA Cerveza en el importante mercado Brasileño.

El accionista Heineken N.V. no participó en el aumento de capital durante el cuarto trimestre. Sin embargo, Heineken N.V. tiene una opción para aumentar su participación en la compañía hasta su anterior nivel de 17% en los próximos meses, bajo los mismos términos del aumento de capital. Por su parte, Molson Coors (MC) determinó que Brasil ya no es un mercado clave en su estrategia de negocio y por lo tanto, ha decidido salirse de él. Dado a lo anterior, MC ejerció su opción para vender su 15% restante de participación en la entidad Brasileña a FEMSA Cerveza por $15.6 millones de dólares. La indemnización por ciertas contingencias fiscales proporcionada por MC a FEMSA se incrementó proporcionalmente para reflejar el 15% de participación adicional. Las relaciones comerciales que existen actualmente entre MC y FEMSA en los mercados de México y el Reino Unido no se vieron afectadas por la decisión de MC en el mercado Brasileño.

Coca-Cola FEMSA (KOF) y The Coca-Cola Company (TCCC) acuerdan adquisición de Jugos del Valle.
En Diciembre del 2006, KOF y TCCC anunciaron un acuerdo con Jugos del Valle para adquirir el 100% de sus acciones por 470 millones de dólares incluyendo deuda. La transacción aún está sujeta a aprobación. Una vez completada la transacción, serán invitados a participar en este asociación al resto de los embotelladores de Coca-Cola en México y Brasil en sus respectivos países de operación. Dicha participación será bajo los mismos términos y condiciones acordados por KOF y TCCC.

Cuando la adquisición se concluya, el sistema Coca-Cola se convertirá en el segundo productor de jugos en México y el primero en Brasil, fortaleciendo su plataforma para el crecimiento del segmento de bebidas no-carbonatadas, el cual se estima obtenga crecimientos por encima del resto de las categorías de bebidas en un futuro.

Adquisición de acciones de KOF a TCCC.
El 3 de Noviembre del 2006, FEMSA adquirió de parte de TCCC 148,000,000 acciones D de KOF representando el 8.02% de su capital, a un precio de 2.888 dólares por acción arrojando un monto total de 427.4 millones de dólares. Posterior a esta transacción, la tenencia de capital de KOF es 53.73% para FEMSA, 31.60% para TCCC, y 14.67% para el público.

Se presentó cierta información financiera no auditada de FEMSA para el cuarto trimestre y auditada para el año terminados el 31 de diciembre del 2006, comparada con el cuarto trimestre y año terminados el 31 de diciembre del 2005. Somos una empresa tenedora, cuyas principales actividades están agrupadas bajo las siguientes compañías subtenedoras y llevadas a cabo por sus respectivas subsidiarias operativas: Coca-Cola FEMSA, S.A. de C.V. (Coca-Cola FEMSA), la cual se dedica a la producción, distribución y venta de bebidas sin alcohol; FEMSA Cerveza, S.A. de C.V. (FEMSA Cerveza), la cual se dedica a la producción, distribución, y venta de cerveza y bebidas alcohólicas con sabor; y FEMSA Comercio, S.A. de C.V. (FEMSA Comercio), la cual opera tiendas de conveniencia.

Todas las cifras en este reporte fueron preparadas de acuerdo con las Normas de Información Financiera para México (NIF Mexicanos), consecuentemente están expresadas en pesos mexicanos constantes (Pesos o Ps.) con poder adquisitivo al 31 de diciembre del 2006. Por lo tanto, todos los cambios porcentuales están expresados en términos reales.

La conversión de pesos mexicanos a dólares americanos se incluye sólo para conveniencia del lector, usando el tipo de cambio aplicable al cierre del trimestre de 10.8755 pesos por dólar.

DECLARACIONES SOBRE EXPECTATIVAS

Este reporte puede contener ciertas declaraciones sobre expectativas con respecto al futuro desempeño de FEMSA y deben ser consideradas como estimaciones de buena fe hechas por la Compañía. Estas declaraciones sobre expectativas, reflejan opiniones de la administración basadas en información actualmente disponible. Los resultados reales están sujetos a eventos futuros e inciertos, los cuales podrían tener un impacto material sobre el desempeño real de la Compañía.

Declaracion de funcionarios:

Los suscritos manifestamos bajo protesta decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contendida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas.

José Antonio Fernández Carbajal
Director General

Javier Astaburuaga Sanjines
Director de Finanzas

Las principales políticas contables de la Compañía están de acuerdo con los las nuevas Normas de Información Financiera en México (NIF mexicanas), las cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. Aún cuando pueden llegar a diferir de su efecto final, la administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

a)Reconocimiento de los Efectos de la Inflación:

El reconocimiento de los efectos de la inflación en la información financiera consiste en:

Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados;

Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas, mediante la aplicación de los correspondientes factores de inflación;

Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización, aplicando costos de reposición y la actualización mediante la aplicación de factores de inflación a los activos no monetarios; e

Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.

La Compañía actualiza sus estados financieros, en términos del mismo poder adquisitivo, utilizando factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

b)Efectivo y Valores de Realización Inmediata:

El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de bancos y casas de bolsa cuyo vencimiento original es menor a tres meses, valuados a valor de mercado.

c)Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. Los anticipos a proveedores para la compra de materias primas se incluyen en la cuenta de inventarios, y se actualizan aplicando factores de inflación considerando su antigüedad promedio.

El costo de ventas se determina con base en el valor de reposición de los inventarios al momento de su venta. El costo de ventas incluye costos relacionados con materia prima utilizada en el proceso de producción, mano de obra (salarios y otros beneficios), depreciación de la maquinaria, planta y equipo y otros costos que incluyen combustible, energía eléctrica, rotura de botellas retornables en el proceso productivo, mantenimiento de equipo, inspección y costos de traslado entre plantas y dentro de las mismas.

d)Otros Activos Circulantes:
Los otros activos circulantes están integrados por pagos por servicios que serán recibidos en los siguientes 12 meses y por el valor de mercado de los instrumentos financieros derivados con vencimiento en el corto plazo.

Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente publicidad, rentas, seguros y fianzas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan en un plazo máximo de 12 meses, de acuerdo al tiempo de transmisión de los anuncios. Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación al momento en que inicia la campaña publicitaria.

Los gastos promocionales se aplican a los resultados del ejercicio en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos o presentaciones. Estos costos se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

e)Botellas y Cajas:
Las botellas y cajas retornables se registran a su costo de adquisición y son actualizadas a su valor de reposición. Existen dos tipos de botellas y cajas retornables:

Aquellas que están en control de la Compañía, a las cuales nos referimos como botellas y cajas en plantas y centros de distribución; y
Aquellas que han sido entregadas a los clientes, a las cuales nos referimos como botellas y cajas en el mercado.

Hasta el 31 de diciembre de 2005, FEMSA Cerveza clasificaba las botellas y cajas retornables como inventario. A partir del 1 de enero de 2006, FEMSA Cerveza presenta las botellas y cajas retornables como activos de larga duración de acuerdo a su vida útil. Las estimaciones contables relacionadas a botellas y cajas retornables no fueron modificadas.

Para efectos de la información financiera, la rotura de botellas y cajas retornables en plantas y centros de distribución, es registrada como un gasto en el momento en que se incurre. La Compañía estima que el gasto por rotura en plantas y en centros de distribución es similar al gasto por depreciación calculado con una vida útil estimada de: cinco años para la botella retornable de cerveza, cuatro años para la botella de vidrio retornable de refrescos y cajas de plástico, y de 18 meses para botellas de plástico retornable de refrescos.

La depreciación es calculada solo para efectos fiscales usando el método de línea recta a una tasa del 10%. Hasta diciembre de 2004, para efectos fiscales, el costo de las botellas y cajas se deducía al momento de su compra. A partir de 2005, FEMSA Cerveza, autorizada por la autoridad correspondiente, decidió cambiar el criterio fiscal para la deducción de las botellas al considerarlo activo fijo y calcular su depreciación usando el método de línea recta a una tasa del 10%.

Las botellas y cajas retornables de FEMSA Cerveza están sujetas a acuerdos con clientes en los cuales FEMSA Cerveza es la propietaria. Estas botellas y cajas son controladas por personal de ventas durante sus visitas periódicas a los clientes y cualquier rotura que se identifique es cargada al cliente. Las botellas y cajas que no son sujetas a este tipo de acuerdos, se registran como gasto una vez que se le entregan al cliente.

Las botellas y cajas retornables de Coca-Cola FEMSA en el mercado por las cuales se recibe depósito de los clientes, se presentan netas de dichos depósitos, y la diferencia entre el costo y los depósitos recibidos, se amortiza de acuerdo con la vida útil de dichos activos. Las botellas y cajas por las cuales no se recibe depósito, y representan la mayor parte de las botellas y cajas entregadas al mercado, se reconocen como gasto de ventas cuando son puestas a disposición del cliente.

f)Inversión en Acciones:
La inversión en acciones en compañías asociadas se registra a su costo de adquisición y posteriormente se valúa a través del método de participación. La inversión en acciones en compañías afiliadas, en las cuales no se tiene influencia significativa, se registra al costo de adquisición y se actualizan mediante la aplicación de factores de inflación del país de origen o se determina a valor razonable si tiene un valor de mercado observable.

g)Propiedad, Planta y Equipo:
La propiedad, planta y equipo se registra originalmente a su costo de adquisición y/o construcción. La propiedad, planta y equipo de procedencia nacional se actualiza aplicando factores de inflación del país de origen, excepto por las botellas y cajas retornables de Coca-Cola FEMSA. La propiedad, planta y equipo de procedencia extranjera se actualiza aplicando los factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

La depreciación se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son estimadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos.

Durante el 2006, Coca-Cola FEMSA modificó su estimación contable de vida útil para el equipo de refrigeración en territorios mexicanos de 5 a 7 años considerando principalmente el plan de mantenimiento y sustitución en el mercado de los refrigeradores, además de obtener la confirmación por parte del proveedor de un tercero. El cambio en la estimación contable representó una disminución del gasto por depreciación en los resultados del 2006.

La vida útil estimada de los principales activos de la Compañía se presenta a continuación:

	Años
Edificios y construcciones	40-50
Maquinaria y equipo	12-20
Equipo de distribución	10-12
Equipo de refrigeración	4-5
Equipo de cómputo	3-4

h)Otros Activos:
Los otros activos representan erogaciones cuyos beneficios serán recibidos en el futuro y consisten en:

Acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y son amortizados a través de dos métodos, de acuerdo con los términos de dichos acuerdos:

-Método de volumen de ventas, en el cual la amortización se registra en base en la proporción del volumen vendido por el cliente sobre el volumen de ventas objetivo del mismo (aproximadamente el 85% de los acuerdos de FEMSA Cerveza se amortizan bajo este método); y

-Método de línea recta, en el cual la amortización se registra durante la vida del contrato (el restante 15% de los acuerdos con clientes de FEMSA Cerveza y el 100% de los acuerdos de Coca-Cola FEMSA se amortizan bajo este método).

Adicionalmente, para los acuerdos amortizados por medio del método de volumen de ventas, periódicamente se compara la amortización bajo este método y la amortización que hubiera resultado del cálculo del método de línea recta, y se registra una provisión en el caso de que el resultado del cálculo por medio del método de volumen de ventas sea menor al resultado del cálculo del método de línea recta.

Las mejoras en propiedades arrendadas, las cuales se actualizan aplicando factores de inflación, se amortizan en línea recta de acuerdo a la vida útil estimada del activo arrendado o al periodo establecido en el contrato, el que sea menor.

i)Activos Intangibles:
Estos activos representan erogaciones cuyos beneficios serán recibidos en el futuro. La Compañía clasifica sus activos intangibles en activos con vida definida y activos con vida indefinida, de acuerdo con el periodo en el cual la Compañía espera recibir los beneficios.

Los activos intangibles con vida definida son amortizados a lo largo de su vida útil y están representados principalmente por:

Gastos por inicio de actividades que corresponden a los gastos incurridos antes de que se inicien operaciones en las tiendas Oxxo por concepto de rentas pagadas, permisos y licencias. Estos se actualizan aplicando factores de inflación y se amortizan en línea recta de acuerdo con el plazo del contrato de arrendamiento; y

Costos de implementación de tecnología de información y sistemas de administración erogados en la fase de desarrollo se actualizan aplicando factores de inflación y se amortizan en línea recta en un periodo de cuatro años. Las erogaciones que no cumplen con los requisitos, así como los costos de investigación, se registran en resultados en el momento en que se incurren.

Marcas y gestión de arrendamientos pagados por FEMSA Comercio en la adquisición de cadenas de conveniencia.

Los activos intangibles con vida indefinida no están sujetos a amortización y son objeto de una evaluación periódica para determinar si existe deterioro en el valor de los activos. La Compañía cuenta principalmente con los siguientes activos intangibles de vida indefinida:

Derechos para producir y distribuir productos de la marca Coca-Cola en los territorios adquiridos a través de la compra de Panamco. Estos derechos están representados mediante contratos comunes que The Coca-Cola Company tiene celebrados con embotelladores fuera de los Estados Unidos de América para la venta del concentrado de ciertas marcas de The Coca -Cola Company. Los principales contratos tienen una duración de 10 años, renovables automáticamente por 10 años, sujetos al consentimiento de ambas partes. Los contratos son registrados en la moneda funcional de la subsidiaria en la cual la inversión fue hecha y se actualizan aplicando factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado;

Marcas y derechos de distribución registrados con la adquisición del 30% de FEMSA Cerveza y pagos hechos por FEMSA Cerveza para la adquisición de franquicias previamente otorgadas. Estos activos se actualizan utilizando factores de inflación;

Derechos sobre propiedad industrial pagados por FEMSA Comercio en la adquisición de cadenas de conveniencia; y

Crédito mercantil registrado en la adquisición de Kaiser.

El crédito mercantil representa el excedente entre el valor pagado sobre el valor razonable de las acciones y/o activos netos adquiridos, que no haya sido identificada directamente con un activo intangible. El crédito mercantil se registra en la moneda funcional de la subsidiaria adquirida y se actualiza utilizando los factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado. Hasta el 31 de diciembre de 2004, el crédito mercantil se amortizaba en línea recta en un periodo no mayor a 20 años.

j)Deterioro de Activos de Larga Duración y Crédito Mercantil:
La Compañía revisa el valor de los activos de larga duración para determinar si existe un deterioro en el valor, comparando los flujos de efectivo que estima genere ese activo en el futuro, contra su valor en libros.

Para activos de larga duración, tales como propiedad, planta y equipo, activos intangibles identificados y otros activos, la Compañía realiza pruebas de deterioro cada vez que eventos o cambios en las circunstancias indican que el valor de un activo, o grupo de activos, puede no ser recuperable por medio de los flujos de efectivo esperados.

Para el crédito mercantil, la Compañía lleva a cabo pruebas de deterioro anuales y cada vez que existan indicios de que el valor de dicho activo excede su valor razonable.

Los ajustes por deterioro en el valor de los activos de larga duración y del crédito mercantil, se reconocen en resultados en la cuenta de otros gastos.

k)Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones, así como en el de inversión en refrigeradores de Coca-Cola FEMSA. Los recursos recibidos para

publicidad y promociones se registran como una reducción de los gastos de venta. Los recursos recibidos por el programa de inversión en equipo de refrigeración, se registran reduciendo la inversión de la Compañía en equipo de refrigeración.

l)Obligaciones de Carácter Laboral:
Las obligaciones de carácter laboral se integran de los pasivos por plan de pensiones y jubilaciones, prima de antigüedad, servicios médicos posteriores al retiro e indemnizaciones por causa distinta de reestructuración, y se determinan a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. A partir de enero de 2005 entró en vigor el Boletín D-3 Revisado Obligaciones Laborales el cual establece el reconocimiento de un pasivo laboral por las indemnizaciones distintas a reestructuraciones, de acuerdo a cálculos actuariales basados en la experiencia de los últimos 3 años de la Compañía. Hasta el 31 de diciembre de 2004, estas indemnizaciones se reconocían en resultados en el momento en que se tomaba la decisión de despedir al personal.

Las obligaciones laborales se consideran partidas no monetarias, las cuales se actualizan aplicando supuestos económicos de largo plazo. El incremento en el saldo de las obligaciones laborales se registra en los resultados de operación del ejercicio, y el costo de los servicios pasados se amortiza en el periodo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años y 20 años en el caso de servicios médicos posteriores al retiro, ambos a partir de 1996. En el caso de indemnizaciones por causa diferente a reestructuración el tiempo de amortización es de 19 años, contados a partir de 2005.

Ciertas subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones y servicios médicos posteriores al retiro, a través de un fideicomiso irrevocable a favor de los trabajadores.

Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en otros gastos, en el momento en que se toma la decisión de despedir al personal bajo un programa formal o por causas específicas.

m)Reconocimiento de los Ingresos:
Los ingresos se reconocen de acuerdo con los términos de embarque establecidos, de la siguiente manera:

Las ventas nacionales, al momento en que los productos se entregan al cliente y éste toma posesión de los productos (LAB destino). Las ventas nacionales se definen como el efectivo generado por la Compañía por las ventas realizadas en el país donde las subsidiarias operan.

Las ventas de exportación, al momento que los productos salen de la fábrica a los clientes (LAB punto embarque).

Las ventas netas reflejan las unidades vendidas a precio de lista, disminuyendo las promociones, descuentos y la amortización de los acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía.

n)Gastos de Operación:
Los gastos de administración incluyen salarios y prestaciones para los empleados que no están directamente involucrados en el proceso de venta de los productos de la Compañía, honorarios por servicios profesionales, depreciación de las oficinas y amortización de los gastos capitalizados del sistema integral de negocio.

Los gastos de venta incluyen:

Distribución: salarios y prestaciones, gastos de flete de plantas a distribuidores propios y terceros, almacenaje de productos terminados, rotura de botellas en el proceso de distribución, depreciación y mantenimiento de camiones, instalaciones y equipos de distribución.

Ventas: salarios y prestaciones así como comisiones pagadas al personal de ventas; y

Mercadotecnia: salarios y prestaciones, promociones y gastos de publicidad.

o)Impuestos Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:
El impuesto sobre la renta (ISR) y la participación de los trabajadores en las utilidades (PTU) son registrados en resultados conforme se incurren, incluyendo el impuesto diferido. El ISR diferido resulta de las diferencias temporales entre las bases contables y fiscales de los activos y pasivos incluyendo el beneficio de las pérdidas fiscales. El ISR diferido activo se registra sólo cuando existe alta probabilidad de que se pueda recuperar. Para determinar la PTU diferida, se consideran únicamente las diferencias temporales que resulten en la conciliación entre la utilidad neta y la utilidad gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio dentro de un periodo determinado.

El impuesto al activo (IMPAC) pagado que se espera sea recuperado se registra como una disminución del pasivo por impuestos diferidos.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen. Asimismo, está clasificado como activo o pasivo a largo plazo, independientemente del plazo en que se espera se reviertan las diferencias temporales.

El impuesto diferido aplicable a resultados se determina comparando el saldo de impuestos diferidos al final y al inicio del ejercicio, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable, los cuales se registran en la misma cuenta del capital contable que les dió origen.

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público (SHCP) para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye el impuesto proporcional de las utilidades o pérdidas fiscales de sus subsidiarias mexicanas limitada hasta el 2004 al 60% de su participación accionaria. A partir de 2005 se elimina esta limitación por lo tanto, la Compañía podrá incluir las utilidades o pérdidas de sus subsidiarias mexicanas al 100% a partir de esta fecha. Las provisiones de impuesto sobre la renta de las subsidiarias en el extranjero han sido determinadas con base en la utilidad gravable de cada compañía en lo individual.

p)Resultado Integral de Financiamiento:
El resultado integral de financiamiento está integrado por los siguientes conceptos:

Intereses: Los gastos y productos financieros son registrados cuando se devengan;

Fluctuación Cambiaria: Las transacciones en monedas extranjeras se registran convertidas en moneda del país de origen al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente, los activos y pasivos monetarios denominados en monedas extranjeras se expresan al tipo de cambio de cierre de la fecha del último estado de situación financiera presentado. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto por la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica y los saldos de financiamiento intercompañías se consideran inversiones a largo plazo; y

Resultado por Posición Monetaria: El resultado por posición monetaria es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria se determina aplicando factores de inflación del país de origen a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica. Posteriormente el resultado por posición monetaria de las subsidiarias en el extranjero se convierte a pesos mexicanos utilizando el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

Resultado en valuación de la porción inefectiva de instrumentos financieros derivados: Representa las variaciones netas en el valor razonable de los instrumentos financieros derivados que no cumplen con los criterios de cobertura y el cambio neto en el valor razonable de los instrumentos financieros derivados implícitos.

q)Instrumentos *Financieros Derivados:*
A partir del 1° de enero de 2005, entró en vigor el Boletín C-10 Instrumentos Financieros Derivados y Operaciones de Cobertura, (C-10). De acuerdo al Boletín C-10 la Compañía valúa y registra todos los instrumentos financieros derivados y de cobertura, incluyendo ciertos instrumentos financieros derivados implícitos en otros contratos, en el balance como un activo o pasivo a valor razonable. Los cambios en el valor razonable de los instrumentos financieros derivados son registrados en resultados del ejercicio u otras partidas de la utilidad integral, dependiendo del tipo de instrumento de cobertura y de la efectividad de la cobertura.

Antes del Boletín C-10, los instrumentos contratados para fines de cobertura eran valuados usando el mismo criterio de valuación aplicado a los activos o pasivos cubiertos, y sus valores razonables eran revelados en notas a los estados financieros. Adicionalmente, los instrumentos financieros derivados contratados para fines distintos de cobertura eran valuados y registrados a valor razonable. La diferencia entre el valor inicial de los instrumentos financieros derivados y su valor razonable era registrada en el estado de resultados.

A partir de 2005, la Compañía identifica los instrumentos financieros derivados implícitos de todos sus contratos cuando los riesgos implícitos generados o cubiertos difieren en sus características económicas y riesgos, resultando en un comportamiento y características similares a los que presenta un instrumento financiero común. Estos instrumentos financieros derivados implícitos son separados del contrato principal y valuados de forma independiente.
La Compañía documenta sus relaciones de cobertura y realiza las pruebas correspondientes para determinar la efectividad o inefectividad de dichos planes.

r)Otras Partidas de la Utilidad Integral:
El resultado acumulado por tenencia de activos no monetarios representa la suma de las diferencias entre el valor en libros y los valores actualizados que se determinan al aplicar el factor inflacionario a los activos no monetarios tales como inventarios y activo fijo, y su efecto en el estado de resultados cuando estos son consumidos o depreciados, neto del efecto correspondiente a impuestos diferidos.

s)Provisiones:

La Compañía reconoce provisiones cuando por eventos pasados se genera una obligación que probablemente resultará en la utilización de recursos económicos, siempre que se pueda estimar razonablemente el monto de la obligación. Dichas provisiones se registran a su valor presente neto, cuando el efecto de descuento es significativo.

t)Aportaciones al Capital de Subsidiarias:
La Compañía reconoce como una transacción de capital la emisión de acciones de las subsidiarias, en la cual la diferencia entre el valor en libros de las acciones y el monto aportado por el minoritario o un tercero, se registra como una prima en suscripción de acciones.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 4 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

DICTAMINADO

SUBSIDIARIAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.
GRUPO INDUSTRIAL EMPREX, S.A. DE C.V.	TENEDORA DE ACCIONES	541,267,198	100.00
COMPAÑIA INTERNACIONAL DE BEBIDAS S.A. DE C.V.	TENEDORA DE ACCIONES	2,712,318	100.00
FEMSA LOGISTICA, S.A. DE C.V.	TENEDORA DE ACCIONES	292,587,988	100.00
GRUPO INMOBILIARIO SAN AGUSTIN	TENEDORA DE ACCIONES	198,445,862	100.00

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 4 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

DICTAMINADO

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

ASOCIADAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.	MONTO TOTAL	
				COSTO ADQUISICION	VALOR ACTUAL
IEQSA	EMBOTELLADO	98,232	23.11	59,692	107,903
CICAN	EMBOTELLADO	9,620	48.10	36,154	38,387
BETA SAN MIGUEL	AZUCAR	355,420	2.54	30,348	66,810
KSP Participacoes, S.A.	BEBIDAS	226,647	38.74	78,747	94,512
INDUSTRIA MEXICANA DE RECICLAJE S.A. DE C.V.	RECICLAJE	84,350	35.00	84,350	80,040
CIA DE SERVICIOS DE BEBIDAS REFRESCANTES S.A. DE C	DISTRIBUCION DE BEBIDAS	26,000	26.00	26,000	16,968
OTRAS ASOCIADAS (4) (NO DE ASOC.)		2	0.01	0	363,416
TOTAL DE INVERSIONES EN ASOCIADAS				315,291	768,036
OTRAS INVERSIONES PERMANENTES					0
TOTAL				315,291	768,036

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 4 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

DICTAMINADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS														
COMERCIO EXTERIOR														
BANAMEX	19/11/2012	10.83	0	25,000	25,000	70,000	100,000	280,000						
BANAMEX	18/11/2012	11.08	0	25,000	25,000	70,000	100,000	280,000						
BANAMEX	16/12/2011	10.57	0	0	0	0	216,667	433,332						
BANAMEX	24/03/2013	8.15	0	0	0	0	0	1,000,000						
BANAMEX	30/04/2007	7.23	0	6,497	0	0	0	0						
BANAMEX	01/01/2007	7.65	0	400,000	0	0	0	0						
BANAMEX	18/11/2012	10.79	0	25,000	25,000	70,000	100,000	280,000						
BANCO DE BRASIL	19/11/2012	9.94	0	50,000	50,000	140,000	200,000	560,000						
BANCO DO BRASIL	24/03/2013	8.14	0	0	0	0	0	1,000,000						
BANCO PROVINCIAL DE VENEZUEL	20/06/2011	10.30	0	0	0	0	0	1,155,000						
BANCOMER	28/04/2011	8.97	0	0	0	0	0	1,762,500						
BANCOMER	29/08/2012	9.79	0	0	0	0	0	1,000,000						
BANESCO	29/06/2012	9.41	0	0	0	0	0	636,146						
BANESCO	27/09/2010	10.72	0	0	0	0	1,405,000	0						
BANESPA	31/07/2008	7.39	0	32,000	24,000	0	0	0						
BANESTO	28/02/2011	6.95	0	19,048	19,048	19,048	19,048	4,762						
BANK OF AMERICA	28/12/2013	7.60	0	0	0	0	0	1,250,000						
BANK OF TOKYO	20/12/2013	7.53	0	0	0	0	0	650,000						
CITIBANK	23/09/2012	10.06	0	0	0	0	0	550,000						
CITIBANK	08/07/2015	9.78	0	0	0	0	0	500,000						
CITIBANK	15/04/2015	9.97	0	0	0	0	0	1,600,000						
HSBC	05/08/2015	9.87	0	0	0	0	0	500,000						
SCOTIA BANK INVERLAT	02/10/2014	7.57	0	0	0	0	0	1,100,000						
SCOTIA BANK INVERLAT	05/10/2015	7.57	0	0	0	0	0	1,000,000						
WASHOVIA	31/08/2010	8.35	0	0	0	0	71,932	0						
WASHOVIA	31/08/2010	9.85	0	0	0	0	1,640,068	0						
BARCLAYS	15/05/2007	5.58							0	606	0	0	0	0
BAYERISCHE	07/10/2010	5.51							0	1,698	1,698	1,698	1,698	0
BAYERISCHE	30/11/2008	5.75							0	6,816	6,816	0	0	0
BAYERISCHE	30/01/2007	6.04							0	478	0	0	0	0
BAYERISCHE	30/04/2007	5.82							0	1,209	0	0	0	0
BAYERISCHE	30/04/2007	5.92							0	705	0	0	0	0
BAYERISCHE	31/01/2008	5.94							0	1,872	935	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 4 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

DICTAMINADO

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BAYERISCHE	02/08/2007	5.94							0	5,094	0	0	0	0
BAYERISCHE	29/05/2013	5.74							0	27,973	27,973	27,973	27,973	69,931
BAYERISCHE	30/06/2010	3.44							0	59,938	39,959	39,959	19,979	0
BAYERISCHE	30/06/2009	3.27							0	40,539	27,026	13,513	0	0
BAYERISCHE	15/07/2009	11.40							0	5,370	4,238	533	0	0
BBVA	15/12/2008	11.44							0	15,141	6,310	0	0	0
BBVA	15/06/2009	11.05							0	1,827	1,827	725	0	0
BBVA	15/12/2008	6.80							0	15,327	15,327	0	0	0
BBVA	10/12/2007	5.70							0	574,114	0	0	0	0
BBVA FRANCES II	13/04/2007	5.85							0	282,424	0	0	0	0
BNB	03/12/2007	5.97							0	219,086	0	0	0	0
BNP PARIBAS	26/11/2008	6.45							0	0	163,133	0	0	0
BRADESCO	23/11/2007	13.81							0	242,090	0	0	0	0
BRADESCO	10/12/2007	13.96							0	101,735	0	0	0	0
BRADESCO	18/02/2008	14.00							0	0	150,986	0	0	0
CALYON	10/12/2007	6.15							0	573,213	0	0	0	0
CITIBANK	28/10/2008	6.53							0	0	238,130	0	0	0
CITIBANK	01/11/2009	7.25							0	0	0	3,232,646	0	0
CITIBANK	16/08/2007	11.75							0	49,725	0	0	0	0
GE CAPITAL	30/04/2007	10.00							0	60,700	0	0	0	0
HSBC	26/12/2007	9.00							0	116,343	0	0	0	0
HSBC	30/05/2007	10.75							0	13,283	0	0	0	0
HSBC	14/12/2007	11.50							0	39,069	0	0	0	0
INTERCOMPAÑIAS	15/02/2007	11.00							0	29,339	0	0	0	0
INTERCOMPAÑIAS	01/11/2007	9.50							0	126,459	0	0	0	0
INTERCOMPAÑIAS	01/11/2007	9.50							0	75,876	0	0	0	0
ITAU BUEN AYRE	09/05/2007	10.75							0	88,794	0	0	0	0
JP MORGAN	04/05/2007	10.50							0	163,381	0	0	0	0
KOF COLOMBIA	10/04/2007	10.00							0	106,553	0	0	0	0
SANTANDER	15/01/2012	5.70							0	0	0	0	0	543,775
SANTANDER SERFIN	14/12/2012	5.71							0	0	0	0	0	163,132
SCOTIA BANK INVERLAT	27/05/2012	5.75							0	0	0	0	0	326,264
SCOTIA BANK INVERLAT	26/10/2012	5.71							0	0	0	0	0	271,888
SCOTIA BANK INVERLAT	30/05/2012	5.71							0	0	0	0	0	271,888
SCOTIA BANK INVERLAT	27/10/2012	5.70							0	0	0	0	0	271,888

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA | TRIMESTRE 4 | AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

DICTAMINADO | CONSOLIDADO | Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa,	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
SCOTIA BANK INVERLAT	12/01/2007	5.62							0	141,382	0	0	0	0
SCOTIA BANK INVERLAT	09/08/2007	9.34							0	166,378	0	0	0	0
SCOTIA BANK INVERLAT	07/11/2013	5.62							0	0	0	0	0	326,265
STANDARD CHARTERED	01/08/2008	8.65							0	7,327	1,743	0	0	0
BBVA FRANCES II	07/11/2013	5.62							0	0	0	0	0	271,888
UNIBANCO	10/04/2007	10.50							0	79,915	0	0	0	0
CON GARANTIA														
BANCA COMERCIAL														
OTROS														
TOTAL BANCARIOS			0	582,545	168,048	369,048	3,852,715	15,541,742	0	3,441,781	686,101	3,317,047	49,650	2,516,919

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 4 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

DICTAMINADO

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BURSATILES														
LISTADAS EN BOLSA (MEXICO Y/O EXTRANJERO)														
QUIROGRAFARIOS														
CITIBANK	20/04/2007	8.37	0	1,905,753	0	0	0	0						
FIDE	11/07/2008	8.92	0	0	2,500,000	0	0	0						
SANTANDER	16/04/2010	10.40	0	0	0	0	1,000,000	0						
SANTANDER	10/07/2009	9.90	0	0	0	500,000	0	0						
SANTANDER	18/04/2008	9.24	0	0	1,250,000	0	0	0						
UNIBANCO	03/07/2008	10.08	0	0	1,250,000	0	0	0						
VOTORANTIM	02/07/2009	10.35	0	0	0	1,250,000	0	0						
CON GARANTIA														
COLOCACIONES PRIVADAS														
QUIROGRAFARIOS														
CON GARANTIA														
TOTAL BURSATILES Y COLOCACIONES PRIVADAS			0	1,905,753	5,000,000	1,750,000	1,000,000	0	0	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 4 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

DICTAMINADO

CONSOLIDADO

Impresión Final

TIPO DE CRÉDITO/INSTITUCION	FECHA CONCERTACION		VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL — INTERVALO DE TIEMPO						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA — INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
PROVEEDORES														
PROVEEDORES VARIOS	31/12/2007	0.00	0	7,161,317	0	0	0	0						
PROVEEDORES VARIOS	31/12/2007	0.00							0	4,313,620	0	0	0	0
TOTAL PROVEEDORES			0	7,161,317	0	0	0	0	0	4,313,620	0	0	0	0
OTRO PASIVOS CIRCULANTES Y OTROS CREDITOS														
OTROS PASIVOS	31/12/2007	0.00	0	661,093	0	0	0	0						
OTROS PASIVOS	31/12/2007	0.00							0	3,904,637	0	0	0	0
TOTAL GENERAL			0	10,310,708	5,168,046	2,119,048	4,852,715	15,541,742	0	11,660,038	686,101	3,317,047	49,650	2,516,919

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA
FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

TRIMESTRE: 4 AÑO: 2006

POSICION MONETARIA EN MONEDA EXTRANJERA

CONSOLIDADO

DICTAMINADO

(MILES DE PESOS)

Impresión Final

POSICION EN MONEDA EXTRANJERA	DOLARES		OTRAS MONEDAS		TOTAL MILES DE PESOS
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	
ACTIVO MONETARIO	123,413	1,342,179	769,547	8,369,206	9,711,385
PASIVO	767,690	8,349,008	1,337,806	14,549,316	22,898,324
CORTO PLAZO	233,185	2,535,999	919,064	9,995,282	12,531,281
LARGO PLAZO	534,505	5,813,009	418,742	4,554,034	10,367,043
SALDO NETO	(644,277)	(7,006,829)	(568,259)	(6,180,110)	(13,186,939)

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 4 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

CEDULA DE INTEGRACION Y CALCULO DE RESULTADO POR POSICION MONETARIA (MILES DE PESOS)

CONSOLIDADO

DICTAMINADO

Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA ACTIVA (PASIVA)	INFLACION MENSUAL	EFECTO MENSUAL ACTIVO (PASIVO)
ENERO	16,497,817	46,992,496	30,494,679	0.59	(178,825)
FEBRERO	17,756,165	46,820,673	29,064,508	0.15	(44,471)
MARZO	14,775,582	46,450,716	31,675,134	0.13	(39,740)
ABRIL	19,858,278	47,621,348	27,763,070	0.15	(40,709)
MAYO	16,619,186	48,519,715	31,900,529	(0.45)	142,018
JUNIO	14,464,857	48,007,941	33,543,084	0.09	(28,968)
JULIO	15,910,214	48,650,428	32,740,214	0.27	(89,780)
AGOSTO	16,393,521	47,446,492	31,052,971	0.51	(158,467)
SEPTIEMBRE	17,921,831	47,072,805	29,150,974	1.01	(294,279)
OCTUBRE	16,843,971	47,253,759	30,409,788	0.44	(132,946)
NOVIEMBRE	21,639,655	50,971,588	29,331,933	0.52	(153,902)
DICIEMBRE	20,167,705	47,988,591	27,820,886	0.58	160,932
ACTUALIZACIÓN				0.00	(370,260)
CAPITALIZACIÓN				0.00	0
EMP. EXTRANJERAS				0.00	(165,990)
OTROS				0.00	0
TOTAL					(1,395,387)

OBSERVACIONES

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

La Compañía tiene financiamientos con diferentes instituciones, las cuales estipulan diferentes reacciones y condiciones que consisten principalmente en niveles máximos de capitalización y apalancamiento, capital contable mínimo consolidado y razones de cobertura de deuda e intereses. A la fecha de emisión de los presentes estados financieros consolidados, la Compañía cumple con todas las restricciones y condiciones establecidas en sus contratos de financiamiento.

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 4 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

CONSOLIDADO

DICTAMINADO

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL.
FEMSA CERVEZA		0	0.00
CERVEZA	PRODUCCION DE CERVEZA	33,696	84.00
HERMETAPAS	MANUFACTURA DE HERMETAPAS	18,000	91.00
TAPA ECOLOGICA	MANUFACTURA DE TAPAS METALICAS	4,300	98.00
LATA BEBIDAS	MANUFACTURA LATA BEBIDAS	3,500	100.00
BOTELLAS DE VIDRIO	FABRICACION DE BOTELLAS DE VIDRIO	1,300	88.00
COCA-COLA FEMSA		0	0.00
MEXICO	ELABORACION, EMBOTELLADO Y	1,566	68.00
GUATEMALA	ELABORACION, EMBOTELLADO Y	31	77.00
NICARAGUA	ELABORACION, EMBOTELLADO Y	67	44.00
COSTA RICA	ELABORACION, EMBOTELLADO Y	59	56.00
PANAMA	ELABORACION, EMBOTELLADO Y	53	39.00
COLOMBIA	ELABORACION, EMBOTELLADO Y	265	72.00
VENEZUELA	ELABORACION, EMBOTELLADO Y	277	64.00
BRASIL	ELABORACION, EMBOTELLADO Y	448	59.00
ARGENTINA	ELABORACION, EMBOTELLADO Y	195	78.00
FEMSA EMPAQUES		0	0.00
GRAFO-REGIA	PRODUCCION DE ETIQUETAS Y	14	56.00
VENDO	FABRICA DE REFRIGERADORES	180	100.00

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 4 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO

DICTAMINADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
NO APLICA					0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

TRIMESTRE 4 AÑO 2006

DICTAMINADO

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
COCA COLA FEMSA	0	0	0.0		
BEBIDAS EMBOTELLADAS	1,070,700	30,360,014	0.0	COCA-COLA,	CONSUMIDOR FINAL
	0	0	0.0	COCA-COLA LIGHT	
	0	0	0.0	SPRITE,LIFT,CIEL	
	0	0	0.0	DELAWARE PUNCH,FANTA	
	0	0	0.0	SENZAO, BEAT	
	0	0	0.0	NESTEA, SPRITE CERO	
	0	0	0.0	FRESCA, CIEL MINERAL	
	0	0	0.0	POWERADE	
	0	0	0.0	MICKEY AVENTURAS	
	0	0	0.0	DASANI, CIEL AQUARIU	
FEMSA CERVEZA	0	0	0.0		
CERVEZA	25,951	25,285,767	0.0	TECATE	CONSUMIDOR FINAL
	0	0	0.0	TECATE LIGHT,SOL	
	0	0	0.0	CARTA BLANCA	
	0	0	0.0	SUPERIOR	
	0	0	0.0	DOS EQUIS LAGER	
	0	0	0.0	DOS EQUIS, INDIO	
	0	0	0.0	BOHEMIA	
FEMSA COMERCIO	0	0	0.0		
VENTAS AL DETALLE	0	35,500,265	0.0		CONSUMIDORES
	0	0	0.0		
OTRAS VENTAS	0	20,615	0.0		
EXTRANJERAS					
BEBIDAS EMBOTELLADAS	927,400	27,378,000	0.0	COCA-COLA, COCA-COLA	CONSUMIDOR FINAL
	0	0	0.0	FRESCA. AGUA NATURAL	
	0	0	0.0	KIST, AGUA NAYA	
	0	0	0.0	ALPINA, BAVARIA	
	0	0	0.0	BLACK FIRE	
	0	0	0.0	CANADA DRY, CHINOTTO	
	0	0	0.0	GINGER ALE, HI-C	
	0	0	0.0	HIT COLA, JUIZ, KUAT	
	0	0	0.0	AGUA CLUB K	

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA TRIMESTRE 4 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

DICTAMINADO

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES.	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
	0	0	0.0	CEPITA, CARIOCA,	
	0	0	0.0	FANTA, DASANI	
CERVEZA	11,746	6,294,182	0.0	TECATE, DOS EQUIS	CONSUMIDORES Y
	0	0	0.0	SOL, BOHEMIA	DETALLISTAS
	0	0	0.0	CARTA BLANCA	
LATA BEBIDAS	384,628	286,940	0.0	FAMOSA	INTERCER, BUCANERO
	0	0	0.0		CARIBBEAN BOTTLERS
	0	0	0.0		FLORIDA ICE/FARM
	0	0	0.0		LOS PORTALES
	0	0	0.0		COCA COLA PANAMA
	0	0	0.0		KERN BEVERAGES
	0	0	0.0		CERVECERIA LA NACION
	0	0	0.0		KERN DE GUATEMALA
	0	0	0.0		LOS PORTALES/KERN DE
	0	0	0.0		GUATEMALA
HERMETAPA	9,636,252	554,782	0.0	FAMOSA	INTERCER, CARIBBEAN
	0	0	0.0		BOTTLERS, LABATT
	0	0	0.0		PENS, MILLER,
	0	0	0.0		PREMIERE BEVERAGES
	0	0	0.0		(IBC) MOTTS
	0	0	0.0		CARIBBEAN DEVELOPMEN
	0	0	0.0		LION BREWERY INC
	0	0	0.0		SIERRA NEVADA BREWIN
	0	0	0.0		FX MATT BREWING
	0	0	0.0		THE BOSTON BEER BREW
	0	0	0.0		SNAPPLE BEVERAGE
	0	0	0.0		GROUP
	0	0	0.0		(STEWARDS BEVERAGES)
	0	0	0.0		MALTA INDIA,
	0	0	0.0		CERV INDIA, UNITED
	0	0	0.0		DISTILERS (DIAGEO)
	0	0	0.0		LEADING EDGE, G3
	0	0	0.0		ENTERPRISE
	0	0	0.0		ANCHOR BREWING

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA TRIMESTRE 4 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

DICTAMINADO

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES.	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
	0	0	0.0		LATROBE BREWING CO
	0	0	0.0		LOS PORTALES
	0	0	0.0		KERN DE GUATEMALA
TAPA ECOLOGICA	336,843	78,943	0.0	FAMOSA	INTERCER, CARIBBEAN
	0	0	0.0		BOTTLERS,LOS PORTALE
FLEXIBLES (TONS)	599	30,946	0.0	GRAFO REGIA	COLGATE PALMOLIVE
	0	0	0.0		KELLOG
BOTELLAS	12,408	14,909	0.0	SIVESA	INTERCER, BUCANERO
	0	0	0.0		CARIBBEAN BOTTLERS
OTRAS VENTAS	0	621,267	0.0		
	0	0	0.0		
TOTAL		126,426,630			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 4 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

DICTAMINADO

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACION					
FEMSA CERVEZA	0	0			
CERVEZA	2,811	2,036,210	81 PAISES	TECATE, DOS EQUIS	CONSUMIDORES
	0	0		SOL, BOHEMIA	Y DETALLISTAS
	0	0		CARTA BLANCA	
FEMSA EMPAQUES	0	0			
LATA BEBIDAS	384,628	286,940	COSTA RICA/ CARIBE/	FAMOSA	INTERCER, BUCANERO
	0	0	GUATEMALA		CARIBBEAN BOTTLERS
	0	0			FLORIDA ICE/FARM
	0	0			(CERV COSTA RICA)
	0	0			LOS PORTALES
	0	0			COCA COLA PANAMÁ
	0	0			KERN BEVERAGES
	0	0			CERVERIA LA NACIONAL
	0	0			KERN DE GUATEMALA
	0	0			LOS PORTALES
	0	0			KERN DE GUATEMALA
HERMETAPA	9,636,252	554,782	USA/TRIN Y TOBAGO	FAMOSA	INTERCER, CARIBBEAN
	0	0	CARIBE		BOTTLERS
	0	0			LABATT PENS, MILLER
	0	0			PREMIERE BEVERAGES
	0	0			(IBC)MOTTS CARIBBEAN
	0	0			DEVELOPMENT CO, LION
	0	0			BREWERY, INC, SIERRA
	0	0			NEVADA BREWING,
	0	0			FX MATT BREWING
	0	0			THE BOSTON BEER BREW
	0	0			SNAPPLE BEVERAGE
	0	0			GROUP (STEWARDS BEVE
	0	0			RAGES) MALTA INDIA
	0	0			CERV INDIA, UNITED
	0	0			DISTILERS (DIAGEO)
	0	0			LEADING EDGE, G3
	0	0			ENTERPRISE ANCHOR

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA TRIMESTRE 4 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

DICTAMINADO

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
	0	0			BREWING, LATROBE
	0	0			BREWING CO,
	0	0			LOS PORTALES
	0	0			KERN DE GUATEMALA
TAPA ECOLOGICA	336,843	78,943	CARIBE	FAMOSA	INTERCER, CARIBBEAN
	0	0			BOTTLERS, LOS PORTAL
	0	0			BUCANEROS,
	0	0			KERN BEVERAGES
FLEXIBLES (TONS)	599	30,946	CENTROAMERICA	GRAFO	COLGATE PALMOLIVE
	0	0			KELLOG
BOTELLAS	12,408	14,909	CARIBE	SISA	INTERCER, CARIBBEAN
	0	0			BOTTLERS
OTRAS VENTAS	0	621,267			
SUBSIDIARIAS EN EL EXTRANJERO					
COCA-COLA FEMSA	0	0			
CENTROAMERICA	120,300	4,142,000		COCA-COLA, COCA-COLA	
COLOMBIA	190,900	5,507,000		AGUA NATURAL, KIST	
VENEZUELA	182,600	6,532,000		AGUA NAYA, ALPINA	
BRASIL	268,700	7,916,000		BAVARIA, BLACK FIRE	
ARGENTINA	164,900	3,281,000		CANADA DRY. CHINOTTO	
	0	0		GINGER ALE, HI-C	
	0	0		HIT COLA, JUIZ	
	0	0		KUAT,	
	0	0		CEPITA, CARIOCA	
	0	0		FANTA, AGUA CLUB K	
	0	0		DASANI, FRESCA	
FEMSA CERVEZA	0	0			
BRASIL	8,935	4,257,973		KAISER	CONSUMIDORES Y
	0	0		BAVARIA	DETALLISTAS
	0	0		BRAVARA	
	0	0		HEINEKEN	
	0	0		SANTA CERVA	
	0	0		PALMA LOUCA, SOL	
	0	0		SUMMER DRAFT, XINGU	

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA TRIMESTRE 4 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

DICTAMINADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
	0	0			
TOTAL		35,259,970			

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 4 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

DICTAMINADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B	0.0000	0	600,000,000	2,482,140,090	0	2,482,140,090	300,000	2,681,855
D	0.0000	0	0	2,881,570,360	0	2,881,570,360	0	0
TOTAL			600,000,000	5,363,710,450	0	5,363,710,450	300,000	2,681,855

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 5,963,710,450

OBSERVACIONES

NO APLICA

Incorporacion de subsidiarias en el extranjero.

Los registros contables de las subsidiarias en el extranjero se preparan en la moneda local del país de origen y de acuerdo con los principios contables aplicables para cada país. Para efectos de incorporar los estados de situación financiera individuales de cada subsidiaria extranjera en los estados financieros consolidados de FEMSA son convertidos a NIF mexicanos y se actualizan a poder adquisitivo de la moneda local aplicando la inflación del país de origen y posteriormente, se convierten a pesos mexicanos utilizando el tipo de cambio de cierre a la fecha del último estado de situación financiera presentado.

La variación en la inversión neta en la subsidiaria en el extranjero generada por la fluctuación del tipo de cambio, se incluye en el resultado acumulado por conversión y se registra en el capital contable formando parte de la utilidad neta integral.

El tratamiento contable del costo integral de financiamiento cuando la Compañía designa la inversión de la subsidiaria adquirida en el extranjero como cobertura económica del financiamiento relacionado, es el siguiente:
La fluctuación cambiaria se presenta en la cuenta de resultado por conversión hasta por el monto en el que la inversión cubra el financiamiento contratado, neto de su efecto fiscal. La fluctuación cambiaria correspondiente a la parte no cubierta del financiamiento se registra en el costo integral de financiamiento; y
El resultado por posición monetaria se calcula utilizando factores de inflación del país de origen de la subsidiaria hasta por el monto en el que la inversión cubra el financiamiento contratado. La parte del resultado por posición monetaria no cubierta del financiamiento se calcula utilizando factores de inflación del país de origen de la compañía que contrate el financiamiento. El efecto total se registra en el costo integral de financiamiento.

A la fecha de los presentes estados financieros la Compañía no tiene designada ninguna inversión como cobertura económica.

Los saldos de financiamiento intercompañías de subsidiarias en el extranjero se consideran inversiones a largo plazo, por lo que el resultado por posición monetaria y la fluctuación generados por dichos saldos, se registran en la cuenta de resultado acumulado por conversión, en el capital contable como parte de la utilidad neta integral. Los saldos de financiamiento intercompañías se consideran inversiones de largo plazo dado que no se planea su pago en el corto plazo.

s51: ESTA FORMADO POR LOS DERECHOS DE DISTRIBUCIÓN Y POR LA ADQUISICIÓN DE MARCAS.
r23: LOS SALDOS EN DÓLARES FUERON DETERMINADOS DIVIDIENDO LAS VENTAS EN MONEDA EXTRANJERA ENTRE EL TIPO DE CAMBIO DE CIERRE DE DICIEMBRE 2006 QUE FUE DE 10.8755 PESOS POR DÓLAR.
r22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 27,378,122 Y PS. 24,169,188 EN EL 2006 Y 2005, RESPECTIVAMENTE.
rt22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 7,819,796 Y PS. 6,642,604 EN EL 2006 Y 2005, RESPECTIVAMENTE.
rt23: LOS SALDOS EN DÓLARES FUERON DETERMINADOS DIVIDIENDO LAS VENTAS EN MONEDA EXTRANJERA ENTRE EL TIPO DE CAMBIO DE CIERRE DE DICIEMBRE 2006 QUE FUE DE 10.8755 PESOS POR DÓLAR.
c13: DE ACUERDO A LA METODOLOGÍA DEL ESTADO DE CAMBIOS EN LA SITUACIÓN FINANCIERA BOLETIN B-12, NO SE INCLUYEN LOS CARGOS VIRTUALES PROVENIENTES DEL CAPITAL EN TRABAJO POR PS. 177,344 Y PS. 183,757 ACUMULADOS A DICIEMBRE DEL 2006 Y 2005, RESPECTIVAMENTE.
r45: REPRESENTA LA UTILIDAD (PÉRDIDA) EN VALUACIÓN DE INSTRUMENTOS FINANCIEROS Y DERIVADOS DE NO COBERTURA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2007

Fomento Económico Mexicano, S.A. de C.V.

By: ______________________

Name: Javier Astaburuaga Sanjines

Title: Chief Financial Officer

END